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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAAHINGTON, D.C. 20549

FORM N-8(a)

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE
INVESTMENT COMPANY ACT OF 1940



The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment
Companies Act of 1940 and in connection with such notification of registration submits the following information.



EPIC PRIVATE EQUITIES
5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143


216 526-5391


Donald Goolsby Executor
5247 WILSON MILLS RD., #544
RICHMOND HEIGHTS, OHIO 44143


Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A

NO




Item 1.        Exact name of registrant.
EPIC PRIVATE EQUITIES


Item 2.  Name of state under the laws of which registrant
    	    was organized or created and the date of such organization or creation.

       Ohio 05/19/1972

Item 3.  Form of organization of registrant (for example,
	    corporation, partnership, trust, joint stock company, association, fund).

 Trust


Item 4.  Classification of registrant (face-amount
	    certificate company, unit investment trust, or
	     management Company).


Unit Investment Trust, Widely Held
Fixed Investment Trust,
Non-Mortgage Widely Held Fixed
Investment Trust

Item 5.  If registrant is a management company:

(a)	state whether registrant is a "closed-end" company or
an "open-end" company;

	Open-End company


(b)	state whether registrant is registering as a
?diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).


                 Diversified company



Item 6.  Name and address of each investment adviser of
	    registrant.
       Tiered Expenditures? Group
     1325 Ansel Rd., Suite 225
         Cleveland, Ohio 44106


Item 7. If registrant is an investment company having board of
	    directors, state the name and address of each officer and Directors of registrant.
			NOT APPLICABLE

Item 8. If registrant is an unincorporated investment company
	    not having a board of directors:

(a)	state the name and address of each sponsor of
    registrant;
Tiered Expenditures Group
1325 Ansel Rd., Suite 225
                       Cleveland, Ohio 44106


(b)	state the name and address of each officer and
director of each sponsor of registrant;

          Donald Goolsby Executor Director
                     1325 Ansel Rd., Suite 225
        Cleveland, Ohio 44106


(c)	state the name and address of each trustee and
each custodian of sponsor;
           Donald Goolsby Executor/Transfer Agent
                    1325 Ansel Rd., Suite 225
                      Cleveland, Ohio 44106


Item 9.(a) State whether registrant is currently issuing and
		 offering its securities directly to the Public. (yes
		 OR NO).

  YES

(b)	If registrant is currently issuing and offering its
securities to the public through an underwriter, state the name and address of such underwriter.


    NOT APPLICABLE


(c)	If the answer to item 9 (a)is no the answer to
Item 9 (b) is ?not applicable,? state
Whether registrant presently proposes to
Make a public offering  of its
Securities (yes or no).

NOT APPLICABLE


(d)State whether registrant has any securities currently issued and outstanding (yes or no).
                      YES

(e)	 If the answer to Item 9(d) is "yes," state as of a
date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting
  ?
         NOT APPLICABLE

Item 10. State the current value of registrants assets.
   $4,157,373.00

Item 11. State whether registrant has applied or intends to
	    apply for a license to operate as a small business investment Company under the Small Business Investment
YES


Item 12. Attach as an exhibit a copy of the registrant?s last
	    Regular periodic reports to its securityholders, if any.

































      [SEA               Signature:EPIC PRIVATE EQUITIES
      		                  EPIC PRIVATE EQUITIES



      				   BY:TIERED EXPENDITURES
      				      TIERED EXPENDITURES


      			         BY:DONALD GOOLSBY EXECUROR
      				      DONALD GOOLSBY EXECUTOR


      Notary: KATHY PETERS
      	   KATHY PETERS
      COMMISSION EXP:2025